SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

August 19, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Mindy Rotter

Re:	BlackRock 2022 Global Income Opportunity Trust (File No. 811-23218)

BlackRock Advantage U.S. Total Market Fund, Inc. (File No. 811-02809)

BlackRock Allocation Target Shares (File No. 811-21457)

BlackRock Asian Dragon Fund, Inc. (File No. 811-02661)

BlackRock Balanced Capital Fund, Inc. (File No. 811-02405)

BlackRock California Municipal Series Trust (File No. 811-04264)

BlackRock Core Bond Trust (File No. 811-10543)

BlackRock Corporate High Yield Fund, Inc. (File No. 811-21318)

BlackRock Credit Allocation Income Trust (File No. 811-21972)

BlackRock Debt Strategies Fund, Inc. (File No. 811-08603)

BlackRock Emerging Markets Fund, Inc. (File No. 811-05723)

BlackRock Enhanced Government Fund, Inc. (File No. 811-21793)

BlackRock Financial Institutions Series Trust (File No. 811-03189)

BlackRock Floating Rate Income Strategies Fund, Inc. (File No. 811-21413)

BlackRock Floating Rate Income Trust (File No. 811-21566)

BlackRock FundsSM (File No. 811-05742)

BlackRock Global Allocation Fund, Inc. (File No. 811-05576)

BlackRock Income Trust, Inc. (File No. 811-05542)

BlackRock Index Funds, Inc. (File No. 811-07899)

BlackRock Latin America Fund, Inc. (File No. 811-06349)

BlackRock Liquidity Funds (File No. 811-02354)

BlackRock Long-Horizon Equity Fund (File No. 811-21759)

BlackRock Limited Duration Income Trust (File No. 811-21349)

BlackRock Maryland Municipal Bond Trust (File No. 811-21051)

BlackRock Massachusetts Tax-Exempt Trust (File No. 811-07660)

BlackRock Mid Cap Dividend Series, Inc. (File No. 811-07177)

BlackRock Multi-State Municipal Series Trust (File No. 811-04375)

BlackRock Multi-Sector Income Trust (File No. 811-22774)

BlackRock Municipal Bond Trust (File No. 811-21036)

BlackRock Municipal Income Investment Quality Trust (File No. 811-21180)

BlackRock Municipal Income Quality Trust (File No. 811-21178)

BlackRock Municipal Income Trust II (File No. 811-21126)

BlackRock Municipal Series Trust (File No. 811-04802)

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission

August 19, 2020

BlackRock MuniHoldings Investment Quality Fund (File No. 811-08349)

BlackRock MuniHoldings New York Quality Fund, Inc. (File No. 811-08217)

BlackRock MuniVest Fund, Inc. (File No. 811-05611)

BlackRock New York Municipal Bond Trust (File No. 811-21037)

BlackRock New York Municipal Income Quality Trust (File No. 811-21179)

BlackRock New York Municipal Income Trust II (File No. 811-21124)

BlackRock Series Fund II, Inc. (File No. 811-23345)

BlackRock Series Fund, Inc. (File No. 811-03091)

BlackRock Series, Inc. (File No. 811-08797)

BlackRock Strategic Global Bond Fund, Inc. (File No. 811-05603)

BlackRock Variable Series Funds, Inc. (File No. 811-03290)

BlackRock Virginia Municipal Bond Trust (File No. 811-21053)

Funds For Institutions Series (File No. 811-05149)

Master Advantage U.S. Total Market LLC (File No. 811-10095)

Master Bond LLC (File No. 811-21434)

Master Institutional Money Market LLC (File No. 811-10631)

Master Large Cap Series LLC (File No. 811-09739)

Quantitative Master Series LLC (File No. 811-07885)

Ready Assets Government Liquidity Fund (File No. 811-02556)

Dear Ms. Rotter:

On behalf of the funds listed in Appendix A (each, a “Fund” and collectively, the “Funds”), this letter responds to the telephonic comments provided on June 30, 2020 by Ms. Mindy Rotter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the annual report to shareholders (each, an “Annual Report” and collectively, the “Annual Reports”) of each Fund for the fiscal year ended as of the date specified for such Fund in Appendix A.

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meaning set forth in the relevant Annual Report(s).

Comment 1:    Please review and update EDGAR for those Funds that merged or liquidated and change their status from active to inactive.

Response:    BlackRock confirms that it will review and update EDGAR to change the status of any Funds that have merged or liquidated from active to inactive.

Comment 2:    With respect to: BlackRock Advantage U.S. Total Market Fund, Inc.; BlackRock Asian Dragon Fund, Inc.; BATS: Series C Portfolio and BATS: Series P Portfolio, each a series of BlackRock Allocation Target Shares; BlackRock Advantage ESG U.S. Equity Fund (formerly known as BlackRock

Securities and Exchange Commission

August 19, 2020

Impact U.S. Equity Fund), BlackRock Advantage Emerging Markets Fund, BlackRock Exchange Portfolio, BlackRock Global Long/Short Equity Fund, iShares Edge MSCI Min Vol EAFE Index Fund, iShares Edge MSCI Min Vol USA Index Fund, iShares Edge MSCI Multifactor Intl Index Fund and iShares Edge MSCI Multifactor USA Index Fund, each a series of BlackRock FundsSM; BlackRock Long-Horizon Equity Fund; BlackRock Maryland Municipal Bond Trust; BlackRock Massachusetts Tax-Exempt Trust; BlackRock Mid Cap Dividend Fund, a series of BlackRock Mid Cap Dividend Series, Inc.; BlackRock Municipal Bond Trust; BlackRock Municipal Income Investment Quality Trust; BlackRock Municipal Income Quality Trust; BlackRock Municipal Income Trust II; BlackRock MuniHoldings New York Quality Fund, Inc.; BlackRock New York Municipal Bond Trust; BlackRock New York Municipal Income Quality Trust; BlackRock New York Municipal Income Trust II; BlackRock Balanced Capital Portfolio, a series of BlackRock Series Fund, Inc.; BlackRock International V.I. Fund and BlackRock Managed Volatility V.I. Fund, each a series of BlackRock Variable Series Funds, Inc.; and BlackRock Virginia Municipal Bond Trust; please confirm that there are no components of other accrued expenses that should be separately classified on the Statements of Assets and Liabilities.

Response:    The Funds confirm that all material related party amounts have been separately classified on the Statements of Assets and Liabilities.

Comment 3:    For certain Funds (including, for example, BlackRock Long-Horizon Equity Fund), the Staff noted that there is a line item for other accrued expenses and a line item for other liabilities on the Statement of Assets and Liabilities. Please explain what distinguishes these two line items.

Response:    The above-referenced line items are distinguishable because “Other accrued expenses” are individually immaterial liability amounts for recurring operational activities, while “Other liabilities” are individually immaterial liability amounts for non-recurring activities. Going forward, the Funds intend to combine these amounts in the financial statements.

Comment 4:    With respect to: BATS: Series A Portfolio, a series of BlackRock Allocation Target Shares; iShares Short-Term TIPS Bond Index Fund, a series of BlackRock FundsSM; and Master Total Return Portfolio, a series of Master Bond LLC; miscellaneous expenses appear to exceed five percent of total expenses. Please confirm that any categories of other expenses have been separately classified pursuant to Rule 6-07 of Regulation S-X.

Response:    The Funds confirm that there were no other expense items individually exceeding five percent of total expenses that would require separate classification pursuant to Rule 6-07 of Regulation S-X.

Comment 5:    For the Funds that are money market funds (including, for example, BlackRock Wealth Liquid Environmentally Aware Fund (formerly known as BlackRock Money Market Portfolio), a series of BlackRock FundsSM, and the ten Funds that are series of BlackRock Liquidity Funds), please consider expanding the liquidity fee disclosure in the Notes to Financial Statements to include language that incorporates references to redemption gates.

Securities and Exchange Commission

August 19, 2020

Response:    The Funds respectfully submit that disclosure on redemption gates is currently included in the Notes to Financial Statements for the applicable money market Funds, as reflected in the following language in the section entitled “1. Organization” : “The Board of [Trustees] of the [Trust] (the “Board”) is permitted to impose a liquidity fee of up to 2% of the value of shares redeemed or temporarily restrict redemptions from [the Fund] for up to 10 business days during a 90 day period, in the event that the Fund’s weekly liquid assets fall below certain thresholds” (emphasis added).

Comment 6:    With respect to Premier Shares of California Money Fund and MuniFund, each a series of BlackRock Liquidity Funds, the Staff noted that the total expenses disclosed in the Financial Statements do not agree with the disclosure in the current prospectus. Please explain the difference.

Response:    In the current prospectus fee tables for each of the above-mentioned Funds, the total annual fund operating expense amounts reflect an allocation of Fund-level “Miscellaneous Other Expenses” to each share class using a uniform basis point allocation method. The BlackRock Liquidity Funds do not have share class specific expenses (except 12b-1/Shareholder Servicing Fees). Each day, every share class is allocated the same basis point amount of “Miscellaneous Other Expenses”. The financial statements allocate “Miscellaneous Other Expenses” based upon actual average net asset amounts for the period. For the above-mentioned share classes, the net expense ratios in the prospectus fee table agree to the net expense ratios in the financial statements. The gross expense ratios are slightly different due to asset fluctuation amongst the share classes during the period.

Comment 7:    With respect to the Cash Reserve Shares of Federal Trust Fund and TempFund and the Dollar Shares of Treasury Trust Fund, each a series of BlackRock Liquidity Funds, and the Class I and Class III Shares of BlackRock Equity Dividend V.I. Fund, a series of BlackRock Variable Series Funds, Inc., the Staff noted that the total expenses after fees waived and/or reimbursed and paid indirectly disclosed in the Financial Statements do not agree with the disclosure in the current prospectuses. Please explain the difference in the correspondence response.

Response:    With respect to Cash Reserve Shares of Federal Trust Fund and TempFund and the Dollar Shares of Treasury Trust Fund, this difference is due to the fact that the prospectus fee table only shows contractual waivers and not voluntary waivers. With respect to Class I and Class III Shares of BlackRock Equity Dividend V.I. Fund, this difference is due to rounding.

Comment 8:    With respect to all applicable Funds, the affiliates table should include a roll-forward based upon value, not shares, as is currently disclosed. Please refer to footnote 1 in Rule 12-14 of Regulation S-X.

Response:    The Funds confirm that a roll-forward based upon value, not shares, will be shown in each applicable Fund’s affiliates table in reports going forward.

Securities and Exchange Commission

August 19, 2020

Comment 9:    The Staff noted that some of the Funds (for example, BlackRock Strategic Global Bond Fund, Inc.) paid return of capital. Please confirm in correspondence that, going forward, a discussion of the affected Fund’s distribution policy when there has been a return of capital will be included in management’s discussion of Fund performance. See Item 27(b)(7) of Form N-1A.

Response:    The Funds confirm that a discussion of each applicable open-end Fund’s distribution policy when there has been a return of capital distribution during the period will be included in management’s discussion of Fund performance going forward.

Comment 10:    For all Funds that utilize a custom blended benchmark as their primary benchmark (for example, BlackRock Global Allocation Fund, Inc. and BlackRock Total Factor Fund, a series of BlackRock FundsSM), please explain how such benchmark index has been deemed to be an appropriate broad-based securities market index for the affected Funds. See Items 4(b)(2) and 27(b)(7) of Form N-1A. Specifically, include a description in correspondence on how the benchmark is administered by an organization that is not an affiliated person of the Fund, its adviser or principal underwriter.

Response:    Each Fund that uses a custom blended benchmark submits that such blended benchmark is an appropriate broad-based securities index that reflects the flexible nature of the Fund’s multi-asset investment strategy. Each Fund believe that its blended benchmark more accurately reflects the investment objective and strategies of the Fund than the benchmark’s individual components, which themselves are widely-recognized and broad-based securities indices that represent the asset classes within the Fund’s strategy. In addition, each Fund notes that its blended benchmark is a percentage allocation of the components, as disclosed in its prospectus, and that no affiliated person of the Fund or its investment adviser or principal underwriter selects the securities in the component indices. Therefore, each Fund submits that no affiliated person of the Fund or its investment adviser or principal underwriter “administers” its blended benchmark as set forth in Instruction 5 to Item 27(b)(7) of Form N-1A. The Funds also note that the performance of each component index is listed separately within the Performance Information section of each Fund’s prospectus, alongside the returns of the blended benchmark.

Comment 11:    Please consider whether the expected discontinuation of the London Interbank Offered Rate (“LIBOR”) is a principal risk for any applicable Fund. If you believe it is not, please explain why. Please tailor any such principal risk to describe how the expected discontinuation of LIBOR could affect the Fund’s investments, including: (i) if the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fallback provision that addresses how interest rates will be determined if LIBOR stops being published and how it will affect the liquidity of these investments; and (ii) how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response:    On August 5, 2020, the applicable Funds filed supplements to their prospectuses and/or Statements of Additional Information to add disclosure on the expected discontinuation of LIBOR, and intend to include similar disclosure in their shareholder reports in the near future.

Securities and Exchange Commission

August 19, 2020

Comment 12:    Certain Funds had a significant percentage of their assets invested in a particular sector at year end (for example, BlackRock Exchange Portfolio, a series of BlackRock FundsSM , and BlackRock Capital Appreciation Portfolio, a series of BlackRock Series Fund, Inc., both held a significant percentage of their assets in the information technology sector), however the most recent prospectuses for those Funds do not include this type of sector risk disclosure. Sector risk should be included in the prospectus if a Fund has a significant amount of its net assets invested in a single sector. If a Fund consistently focuses on a particular sector (for example, for a period of more than three years), please explain why the identification of the sector, including the risks and strategies of investing in this sector, are not disclosed.

Response:    BlackRock has reviewed the list of Funds which the Staff suggests have made an investment in a particular sector based on the “Sector Allocation” table provided in each Fund’s Annual Report. BlackRock believes that the current prospectus disclosure of each Fund’s principal investment strategies and risks is appropriate in describing how the Fund invests and the related risks. Although investing in a particular sector is not a strategy for these Funds, it is possible that a Fund’s investment process, strategies, investment style (i.e., growth or value) or capitalization size (i.e., large cap or small cap) may from time to time result in the Fund having more than 25% of its assets invested in a particular sector.

Although BlackRock believes the current prospectus disclosure for each of the noted Funds is complete and not misleading, it will consider appropriate revisions in the future on a case by case basis should investment strategies and policies change.

Comment 13:    With respect to BlackRock Global Allocation Portfolio, a series of BlackRock Series Fund, Inc., please explain the increase in the portfolio turnover rate in comparison with the prior year.

Response:    The portfolio turnover rates for the Fund’s two most recently completed fiscal years (as of the date of the Annual Report) were 145% for the fiscal year ended December 31, 2018 and 207% for the fiscal year ended December 31, 2019. The increase in portfolio turnover rate as compared to the prior fiscal year can be attributed to the Fund increasing its trading activity in U.S. Treasury obligations, non-agency mortgage backed securities and common stocks. The Fund will include the relevant disclosure in the next annual update to its registration statement.

Comment 14:    The Staff noted that BlackRock Global Allocation Portfolio, a series of BlackRock Series Fund, Inc., reported a net asset value (“NAV”) error on its N-CEN report filed on March 13, 2020. Please describe in correspondence the nature of the error and dollar impact, and what, if any, reprocessing was required. Please confirm that any affected shareholders were made whole, that the reprocessing was accurate and that procedures have been implemented to minimize the recurrence of such type of error.

Securities and Exchange Commission

August 19, 2020

Response:    On January 2, 2019, due to an administrative error, certain December 31, 2018 trades were not reflected in the net asset value of the above-referenced Fund. As a result, the Fund’s NAV was understated by $2,560,716 or $0.21 per share. Once identified, shareholder activity was accurately reprocessed and any affected shareholders were made whole. Enhanced as-of NAV review procedures were put in place, including a comparison of the pre-processing to post-processing NAVs, to minimize the risk of recurrence of a similar type error.

Comment 15:    With respect to BlackRock 2022 Global Income Opportunity Trust, BlackRock Core Bond Trust (“BHK”), BlackRock Income Trust, Inc (“BKT”)., BlackRock Multi-Sector Income Trust, BlackRock New York Municipal Bond Trust, BlackRock New York Municipal Income Quality Trust, BlackRock New York Municipal Income Trust II and BlackRock Virginia Municipal Bond Trust, please explain why the initial offering date noted in the summary section of each Fund’s Annual Report does not agree with the fact sheet on the Fund’s website.

Response:    The Funds note that this discrepancy generally exists because the documents are referring to different dates. The initial offering date disclosed in the above-mentioned Annual Reports is generally the “performance start date” of the fund (i.e. the date the first NAV is calculated). The date disclosed in the corresponding fact sheets is generally the date of each Fund’s final prospectus. BlackRock will consider whether the dates in the fact sheets and the shareholder reports should be aligned going forward.

Comment 16:    Certain Funds (for example, Master Total Return Portfolio, a series of Master Bond LLC) have significant exposure to various collateralized loan obligation (“CLO”) instruments. Please discuss the following in correspondence for all applicable Funds: (a) the extent the Fund held equity tranches at year-end; and (b) if significant, how the Funds account for amounts received from CLO equity tranches. Please include appropriate citations to generally accepted accounting practices (“GAAP”) in the response.

Response:    The Funds note that generally the Funds do not have material exposure to equity tranches of CLO positions. When there is significant exposure, the Funds recognize periodic interest income amounts utilizing the effective yield/interest method by calculating an accretable yield as the excess of all predictable cash flows expected to be collected over the initial investment, as outlined under ASC 325, Investment-Other.

Comment 17:    For those Funds that have significant exposure to various consumer loans labeled as consumer loans, auto loans, student loans and credit card asset-backed securities (for example, BATS: Series A Portfolio and BATS: Series M Portfolio, each a series of BlackRock Allocation Target Shares), please consider adding additional risk disclosure in the prospectuses to address any additional risk considerations in these asset classes based upon current economic factors.

Response:    The Funds respectfully submit that the current risk factor for “Market Risk and Selection Risk” provides that “[t]hese securities also are subject to risk of default on the underlying mortgage or asset, particularly during periods of economic downturn.” In addition, each Fund’s prospectus includes “Market Risk and Selection Risk,” which is being updated with each Fund’s annual update to make reference to the spread of infectious diseases and the general and economic uncertainty caused by the global coronavirus pandemic. Further, each Fund’s Statement of Additional Information includes additional disclosure regarding the global coronavirus pandemic and its associated economic conditions.

Securities and Exchange Commission

August 19, 2020

Comment 18:    The Staff reviewed the disclosures regarding total return swaps provided in the Schedule of Investments in the Annual Report of BlackRock Global Long/Short Equity Fund, a series of BlackRock FundsSM . In correspondence, please: (a) provide a more detailed explanation as to what the multiple financing rate benchmark referred to in Note A means; (b) explain what the amounts noted in the tables represent (i.e., do they represent aggregate amounts paid, received and/or accrued to date); and (c) confirm that in future reports for all other applicable Funds, disclosure will be enhanced to include individual spreads, payment frequency (or no payment determination) and what the amounts presented in the table represent (actual payments or accrued).

Response:    (a) The footnote highlights that each underlying reference security of the total return swap has an individual variable financing rate. The benchmarks listed in the footnote comprise the entire population of benchmarks that are referenced in the individual financing rates.

(b) “Unrealized appreciation (depreciation)” represents the accrued to date amount of the cumulative unrealized appreciation and depreciation amounts for each underlying reference security, plus any unsettled dividend amounts and financing payments.

(c) In future reports for BlackRock Global Long/Short Equity Fund, and all other applicable Funds, the disclosure will be enhanced to include spreads, payment frequency and that amounts presented in the table represent accrued amounts.

* * *

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Annual Reports.

Respectfully submitted,

/s/ Jesse C. Kean
Jesse C. Kean

cc:	Janey Ahn

Jessica Herlihy

John A. MacKinnon

Margery K. Neale

Elliot J. Gluck

Appendix A

Registrant and Fund Name	Fiscal Year End of Annual Report Reviewed
BlackRock 2022 Global Income Opportunity Trust	12/31/2019
BlackRock Advantage U.S. Total Market Fund, Inc.	3/31/2019
BlackRock Allocation Target Shares
BATS: Series A Portfolio	3/31/2019
BATS: Series C Portfolio	3/31/2019
BATS: Series E Portfolio	3/31/2019
BATS: Series M Portfolio	3/31/2019
BATS: Series P Portfolio	3/31/2019
BATS: Series S Portfolio	3/31/2019
BlackRock Asian Dragon Fund, Inc.	12/31/2019
BlackRock Balanced Capital Fund, Inc.	9/30/2019
BlackRock California Municipal Series Trust
BlackRock California Municipal Opportunities Fund	5/31/2019
BlackRock Core Bond Trust	12/31/2019
BlackRock Corporate High Yield Fund, Inc.	12/31/2019
BlackRock Credit Allocation Income Trust	12/31/2019
BlackRock Debt Strategies Fund, Inc.	12/31/2019
BlackRock Emerging Markets Fund, Inc.	10/31/2019
BlackRock Enhanced Government Fund, Inc.	12/31/2019
BlackRock Financial Institutions Series Trust
BlackRock Summit Cash Reserves Fund	4/30/2019
BlackRock Floating Rate Income Strategies Fund, Inc.	12/31/2019
BlackRock Floating Rate Income Trust	12/31/2019
BlackRock FundsSM
BlackRock Advantage Emerging Markets Fund	7/31/2019
BlackRock Advantage ESG U.S. Equity Fund (formerly known as BlackRock Impact U.S. Equity Fund)	5/31/2019
BlackRock Advantage Small Cap Core Fund	5/31/2019
BlackRock Commodity Strategies Fund	7/31/2019
BlackRock Exchange Portfolio	12/31/2019
BlackRock Global Long/Short Equity Fund	7/31/2019
BlackRock Real Estate Securities Fund	1/31/2020
BlackRock Short Obligations Fund	7/31/2019
BlackRock Total Emerging Markets Fund	10/31/2019
BlackRock Total Factor Fund	7/31/2019
BlackRock Wealth Liquid Environmentally Aware Fund (formerly known as BlackRock Money Market Portfolio)	3/31/2019

Registrant and Fund Name	Fiscal Year End of Annual Report Reviewed
iShares Developed Real Estate Index Fund	1/31/2020
iShares Edge MSCI Min Vol EAFE Index Fund	7/31/2019
iShares Edge MSCI Min Vol USA Index Fund	7/31/2019
iShares Edge MSCI Multifactor Intl Index Fund	7/31/2019
iShares Edge MSCI Multifactor USA Index Fund	7/31/2019
iShares Russell Mid-Cap Index Fund	7/31/2019
iShares Russell Small/Mid-Cap Index Fund	7/31/2019
iShares Short-Term TIPS Bond Index Fund	12/31/2019
iShares Total U.S. Stock Market Index Fund	7/31/2019
BlackRock Global Allocation Fund, Inc.	10/31/2019
BlackRock Income Trust, Inc.	12/31/2019
BlackRock Index Funds, Inc.
iShares MSCI EAFE International Index Fund	12/31/2019
iShares Russell 2000 Small-Cap Index Fund	12/31/2019
BlackRock Latin America Fund, Inc.	10/31/2019
BlackRock Liquidity Funds
California Money Fund	10/31/2019
Federal Trust Fund	10/31/2019
FedFund	10/31/2019
MuniCash	10/31/2019
MuniFund	10/31/2019
New York Money Fund	10/31/2019
TempCash	10/31/2019
TempFund	10/31/2019
T-Fund	10/31/2019
Treasury Trust Fund	10/31/2019
BlackRock Long-Horizon Equity Fund	10/31/2019
BlackRock Limited Duration Income Trust	12/31/2019
BlackRock Maryland Municipal Bond Trust	8/31/2019
BlackRock Massachusetts Tax-Exempt Trust	8/31/2019
BlackRock Mid Cap Dividend Series, Inc.
BlackRock Mid Cap Dividend Fund	1/31/2020
BlackRock Multi-State Municipal Series Trust
BlackRock New Jersey Municipal Bond Fund	5/31/2019
BlackRock Pennsylvania Municipal Bond Fund	5/31/2019
BlackRock Multi-Sector Income Trust	10/31/2019
BlackRock Municipal Bond Trust	8/31/2019
BlackRock Municipal Income Investment Quality Trust	8/31/2019
BlackRock Municipal Income Quality Trust	8/31/2019

Registrant and Fund Name	Fiscal Year End of Annual Report Reviewed
BlackRock Municipal Income Trust II	8/31/2019
BlackRock Municipal Series Trust
BlackRock Strategic Municipal Opportunities Fund	5/31/2019
BlackRock MuniHoldings Investment Quality Fund	8/31/2019
BlackRock MuniHoldings New York Quality Fund, Inc.	8/31/2019
BlackRock MuniVest Fund, Inc.	8/31/2019
BlackRock New York Municipal Bond Trust	8/31/2019
BlackRock New York Municipal Income Quality Trust	8/31/2019
BlackRock New York Municipal Income Trust II	8/31/2019
BlackRock Series Fund, Inc.
BlackRock Advantage Large Cap Core Portfolio	12/31/2019
BlackRock Balanced Capital Portfolio	12/31/2019
BlackRock Capital Appreciation Portfolio	12/31/2019
BlackRock Global Allocation Portfolio	12/31/2019
BlackRock Government Money Market Portfolio	12/31/2019
BlackRock Series Fund II, Inc.
BlackRock High Yield Portfolio	12/31/2019
BlackRock U.S. Government Bond Portfolio	12/31/2019
BlackRock Series, Inc.
BlackRock International Fund	10/31/2019
BlackRock Strategic Global Bond Fund, Inc.	12/31/2019
BlackRock Variable Series Funds, Inc.
BlackRock 60/40 Target Allocation ETF V.I. Fund	12/31/2019
BlackRock Advantage Large Cap Core V.I. Fund	12/31/2019
BlackRock Advantage Large Cap Value V.I. Fund	12/31/2019
BlackRock Advantage U.S. Total Market V.I. Fund	12/31/2019
BlackRock Basic Value V.I. Fund	12/31/2019
BlackRock Capital Appreciation V.I. Fund	12/31/2019
BlackRock Equity Dividend V.I. Fund	12/31/2019
BlackRock Global Allocation V.I. Fund	12/31/2019
BlackRock Government Money Market V.I. Fund	12/31/2019
BlackRock International Index V.I. Fund	12/31/2019
BlackRock International V.I. Fund	12/31/2019
BlackRock Large Cap Focus Growth V.I. Fund	12/31/2019
BlackRock Managed Volatility V.I. Fund	12/31/2019
BlackRock S&P 500 Index V.I. Fund	12/31/2019
BlackRock Small Cap Index V.I. Fund	12/31/2019
BlackRock Virginia Municipal Bond Trust	8/31/2019
Funds For Institutions Series

Registrant and Fund Name	Fiscal Year End of Annual Report Reviewed
BlackRock Treasury Strategies Institutional Fund	4/30/2019
Master Advantage U.S. Total Market LLC	3/31/2019
Master Bond LLC
Master Total Return Portfolio	9/30/2019
Master Institutional Money Market LLC
Master Premier Government Institutional Portfolio	4/30/2019
Master Treasury Strategies Institutional Portfolio	4/30/2019
Master Large Cap Series LLC
Master Advantage Large Cap Core Portfolio	9/30/2019
Quantitative Master Series LLC
Master Small Cap Index Series	12/31/2019
Ready Assets Government Liquidity Fund	4/30/2019

A-4